Exhibit 21.1

List of Subsidiaries

Subsidiary	Place of Incorporation
DDC OpenStudio Limited	Cayman Islands
Grand Leader Technology Limited	Hong Kong
Perfect Foods Inc.	Cayman Islands
DDC US Inc.	United States
DDC OpenStudio Media Limited	Hong Kong
Good Foods HK Limited (Hong Kong)	Hong Kong
Cook US LLC	United States
Cook San Francisco LLC	United States
Lin’s Group Limited	Hong Kong
Shanghai Lashu Import and Export Trading Co., Ltd.	PRC
Shanghai DayDayCook Information Technology Co., Ltd.	PRC
Hangzhou Jushi Cultural Media Co., Ltd.	PRC
Shanghai Youlong Industrial Co., Ltd.	PRC
Guangzhou Youlong DayDayCook Food and Beverage Co., Ltd.	PRC
Chongqing DayDayCook E-commerce Co., Ltd.	PRC
Fujian Jinjiang Yunmao Electronic-Commerce Co., Ltd.	PRC
Hangzhou Damao Technology Co., Ltd.	PRC
Quanzhou DayDayCook Food Co., Ltd.	PRC
Quanzhou Weishi Food Co., Ltd.	PRC
Shanghai Lishang Trading Limited	PRC
Shanghai Yuli Development Limited	PRC